6 February 2006
Message from the CEO of Lafarge
to the employees of Lafarge North America

We have just informed the Board of Directors of Lafarge North America of our intention to launch a cash tender offer for the minority stake that Lafarge does not own at a price of US$75 per share.
This offer concerns the 46.8% share of the capital of Lafarge North America, the remaining 53.2% being held by Lafarge SA.
2006 is the fiftieth anniversary of Lafarge presence’s in North America: this demonstrates that our Group’s history and development are closely linked to its presence in North America.
You know this better than anyone you who shares on a daily basis not only the Group’s values, ambitions and challenges but also its priorities and working methods.
You can be proud and we are proud of the work you have accomplished to make Lafarge the largest building materials player in North America, with sales of US$4.3 billion and a significant contribution to the Group’s results. The Lafarge North America share price evolution over the past three years clearly shows this.
The quality of the work accomplished is also reflected in the price proposed today to minority shareholders, corresponding to a 16.7% premium over Lafarge North America’s most recent closing price.
The time has come, more than ever, for the Group overall to accelerate and meet our ambitions. We want to become a better performing, more efficient and less complex group.
We will do it by gathering and mobilizing all the Group’s energies to pursue our development and deliver better results than our best competitors’ whose performance has also been progressing.
I rely on each of you to pursue together our progress, I rely on your management to run successfully our operations and I thank you for your support and your commitment to the Group becoming an undisputed leader.

Bruno Lafont
Chief Executive Officer

Neither Lafarge nor any of its affiliates has commenced the tender offer to which this communication relates. Shareholders of Lafarge North America are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the SEC when they become available, because they will contain important information. Shareholders of Lafarge North America may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the Offer, at 1-888-750-5834.